EXHIBIT 3.1(i)
FIFTH CERTIFICATE OF AMENDMENT OF THE
SECOND RESTATED CERTIFICATE OF INCORPORATION

OF

BOSTON SCIENTIFIC CORPORATION

It is hereby certified that:

1.	The name of the corporation (hereinafter called the “corporation”) is Boston Scientific Corporation.

2.	Article Eighth, Section 1 of the certificate of incorporation of the corporation is hereby amended to read as follows:

Subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional Directors under specified circumstances, the number of Directors of the Corporation shall be fixed by the By-laws of the Corporation and may be increased or decreased from time to time in such a manner as may be prescribed by the By-Laws, but in no case shall the number be less than three (3) nor more than twenty (20). The directors shall be elected annually by the stockholders at their annual meeting or at any special meeting the notice of which specifies the election of directors as an item of business for such meeting; provided that each director serving a three-year term on the date of this amendment may serve out the entirety of his or her term. Directors need not be stockholders of the Corporation.

3.
The aforesaid amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS THEREOF, Boston Scientific Corporation has caused this Certificate to be signed by Paul W. Sandman, its Executive Vice President, Secretary and General Counsel this 8th day of May, 2007.

/s/ Paul W. Sandman
Paul W. Sandman
Executive Vice President,
Secretary and General Counsel